Exhibit 99.2

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

25 September 2008

Commissioners,

We are aware that our report dated 25 September 2008 on our review of interim financial information of Amarin Corporation plc for the six month periods ended June 30, 2008 and 2007 and included in the Company's report on Form 6-K for the six months ended June 30, 2008 is incorporated by reference in its Registration Statements on Form F-3 (Registration Nos. 333-104748, 333-13200, 333-12642, 333-121431, 333-121760, 333-135718, 333-131479 and 333-151986).

Yours very truly,

PricewaterhouseCoopers